Exhibit 99.1

MEDIGUS LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on December 29, 2015

Notice is hereby given that the annual general meeting of shareholders of Medigus Ltd. (the “Company”), will be held at the offices of the Company at Omer Industrial Park, Building No. 7A, Omer, Israel on December 29, 2015, at 05:00 p.m. Israel time (10:00 a.m. Eastern time), or at any adjournments thereof (the “Meeting”), for the following purposes:

1.
To re-elect Messrs. Dr. Nissim Darvish, Christopher (Chris) Rowland, Anat Naschitz and Doron Birger to serve as directors of the Company until the close of the next annual general meeting of shareholders of the Company;

2.
To re-elect Dr. Nissim Darvish, subject to his re-election to serve as a director of the Company, to serve as the chairman of the board of directors of the Company until the close of the next annual general meeting of shareholders of the Company;

3.	To approve the grant of options to the Company’s chief executive officer, Christopher (Chris) Rowland;

4.	To approve the grant of options to the Company’s VP Israel Operations, Minelu (Menashe) Sonnenschein;

5.	To approve the grant of options to the Company’s Medical Director, Dr. Aviel Roy Shapira;

6.	To approve the Company’s Compensation Policy;

7.
To approve an amendment to the 2013 Share Option and Incentive Plan (the “Plan”) to increase the aggregate number of ordinary shares authorized for issuance under the Plan by 2,700,000 ordinary shares of the Company; and

8.
To approve and ratify the appointment of Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year ending December 31, 2015, and its service until the annual general meeting of shareholders to be held in 2016.

In addition, shareholders at the Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal year ended December 31, 2014.

The approval of each of the Proposals requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s ordinary shares present, in person or by proxy, and voting on the matter.

The approval of Proposal Nos. 3, 4, 5 and 6 are also subject to the fulfillment of one of the following additional voting requirements:

(i)
the majority of the shares that are voted at the Meeting in favor of the Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the Proposal; or

(ii)	the total number of shares of the shareholders mentioned in clause (i) above that are voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company), including a person who holds 25% or more of the voting rights in the general meeting of the Company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the Company each of which has a personal interest in the approval of the transaction being brought for approval of the company shall be considered to be joint holders. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. A “personal interest” of a shareholder in an action or transaction of a company includes  a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company.

The Company currently is unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Only shareholders and holders of American depository shares, evidenced by American depositary receipts (“ADRs”), of record at the close of business on November 27, 2015, shall be entitled to receive notice of and to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your shares be represented. Accordingly, shareholders and ADR holders who will not attend the Meeting in person may vote with respect to Proposals 1 through 8 by means of a proxy card and are obliged to complete, date, sign and mail the enclosed proxy in the envelope provided at your earliest convenience so that it will be received no later than four (4) hours prior to the Meeting (i.e., 1:00 p.m. (Israel time) on December 29, 2015). ADR holders should return their proxies by the date set forth on the form of proxy.

A form of proxy card is enclosed with the proxy statement and was also furnished to the Securities and Exchange Commission (the “Commission”) on Form 6-K, and is available to the public on the Commission’s website at http://www.sec.gov. A Hebrew version of the proxy card, in accordance with regulations promulgated under the Israeli Companies Law, 5759-1999, is filed with the Israeli Securities Authority and Tel Aviv Stock Exchange Ltd. (the “TASE”) and is available on the websites: www.magna.isa.gov.il or www.maya.tase.co.il. Execution of a proxy will not in any way affect a shareholder’s right to attend the Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.

All shares represented by properly executed proxies received prior to or at the Meeting and not revoked prior to, or at, the Meeting in accordance with the procedures described in the proxy statement, will be voted as specified in the instructions indicated in such proxies. Subject to applicable law and the rules of The NASDAQ Stock Market, in the absence of such instructions, the shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Company’s board of directors recommends a “FOR”, other than Proposals No. 3, 4, 5 and 6.

Shareholders or ADR Holders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Mr. Gilad Mamlok, at Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel. Any Position Statement received will be furnished to the Commission on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il. Position Statements should be submitted to the Company no later than December 20, 2015. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement.

A shareholder, whose shares are registered with a TASE member and are not registered on the Company’s shareholder’s register, is entitled to receive from the TASE member who holds the shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of proxy card and to the Position Statements posted on the Israel Securities Authority website, unless the shareholder notified that he or she is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date. A shareholder, whose shares are registered with a member of the TASE, is required to prove his or her share ownership to vote at the Meeting. Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that TASE member and is entitled to receive the ownership certificate in the branch of the TASE member or by mail to his address (in consideration of mailing fees only), if the shareholder so requested. Such a request will be made in advance for a particular securities account. Alternatively, shareholders who hold shares through members of the TASE may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your shares.

Discussion at the Meeting will be commenced if a quorum is present. A quorum is constituted by two or more shareholders who are present in person or by proxy, and who hold or represent shares holding in the aggregate at least ten percent (10%) of the voting rights in the Company. If a quorum is not present within half an hour of the time designated for the Meeting, the Meeting will be adjourned to Wednesday, December 30, 2015, at the same time and place. At the adjourned Meeting, if a quorum is not present within half an hour, any number of shareholders who are present in person or proxy, or who have delivered a proxy card, will constitute a quorum.

The wording of the resolutions to be voted at the Meeting and relevant documents thereto may be inspected at the Company’s offices during normal business hours and by prior coordination with Mr. Gilad Mamlok or Mr. Oded Yatzkan (tel: +972-8-6466880).

By Order of the Board of Directors,

Dr. Nissim Darvish
Chairman of the Board of Directors

Tel-Aviv, Israel
December 1, 2015

ii

MEDIGUS LTD.

Omer Industrial Park, No. 7A, P.O. Box 3030
Omer 8496500
Israel
_____________________________

PROXY STATEMENT
_____________________________

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 29, 2015

This Proxy Statement is furnished to the holders of ordinary shares, par value NIS 0.10 per share (the “Ordinary Shares”), and to holders of American depository shares, evidenced by American depositary receipts (“ADRs”) issued by The Bank of New York Mellon (“BNY Mellon”), of Medigus Ltd. (the “Company”) in connection with the solicitation by the board of directors (the “Board”) of proxies for use at the annual general meeting of shareholders (the “Meeting”), to be held on Tuesday, December 29, 2015, at 5:00 p.m. Israel time (10:00 a.m. Eastern time) at the offices of the Company at Omer Industrial Park, Building No. 7A, Omer, Israel, or at any adjournments thereof.

It is proposed at the Meeting to adopt the following proposals or to consider the following items:

1.
To re-elect Dr. Nissim Darvish, Christopher (Chris) Rowland, Anat Naschitz and Doron Birger to serve as directors of the Company until the close of the next annual general meeting of shareholders of the Company;

2.
To re-elect Dr. Nissim Darvish, subject to his re-election to serve as a director of the Company, to serve as the chairman of the board of directors of the Company until the close of the next annual general meeting of shareholders of the Company;

3.	To approve the grant of options to the Company’s chief executive officer, Christopher (Chris) Rowland;

4.	To approve the grant of options to the Company’s VP Israel Operations, Minelu (Menashe) Sonnenschein;

5.	To approve the grant of options to the Company’s Medical Director, Dr. Aviel Roy Shapira;

6.	To approve the Company’s Compensation Policy;

7.
To approve an amendment to the 2013 Share Option and Incentive Plan (the “Plan”) to increase the aggregate number of ordinary shares authorized for issuance under the Plan by 2,700,000 ordinary shares of the Company; and

8.
To approve and ratify the appointment of Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year ending December 31, 2015, and its service until the annual general meeting of shareholders to be held in 2016.

In addition, shareholders at the Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal year ended December 31, 2014.

The Company currently is unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Shareholders Entitled to Vote

Only shareholders and ADR holders of record at the close of business on November 27, 2015 (the “Record Date”), shall be entitled to receive notice of and to vote at the Meeting. At the close of business on November 27, 2015, the Company had outstanding 32,047,035 Ordinary Shares, each of which is entitled to one vote for each of the matters to be presented at the Meeting.

Proxies

A form of proxy card for use at the Meeting is attached to this Proxy Statement and will be sent to the ADR holders together with a return envelope for the proxy. By appointing “proxies”, shareholders may vote at the Meeting whether or not they attend. If a properly executed proxy in the enclosed form is received by the Company four (4) hours prior to the Meeting (i.e., 1:00 p.m. (Israel time) on December 29, 2015), all of the shares represented by the proxy shall be voted as indicated on the form. ADR holders should return their proxies by the date set forth on the form of proxy. Subject to applicable law and the rules of the NASDAQ Stock Market, in the absence of instructions, the shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Board recommends a “FOR”, other than Proposals No. 3, 4, 5 and 6. Shareholders and ADR holders may revoke their proxies at any time before the deadline for receipt of proxies by filing with the Company (in the case of holders of Ordinary Shares) or with BNY Mellon (in the case of holders of ADRs) a written notice of revocation or duly executed proxy bearing a later date.

A shareholder, whose shares are registered with a TASE member and are not registered on the Company’s shareholder’s register, is entitled to receive from the TASE member who holds the shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of proxy card and to the Position Statements posted on the Israel Securities Authority website, unless the shareholder notified that he or she is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date. A shareholder, whose shares are registered with a member of the TASE, is required to prove his or her share ownership to vote at the Meeting. Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that TASE member and is entitled to receive the ownership certificate in the branch of the TASE member or by mail to his address (in consideration of mailing fees only), if the shareholder so requested. Such a request will be made in advance for a particular securities account. Alternatively, shareholders who hold shares through members of the TASE may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your shares.

Expenses and Solicitation

The Board is soliciting proxies for use at the Meeting. The Company expects to mail this Proxy Statement and the accompanying proxies to ADR holders on or about December 9, 2015. In addition to solicitation of proxies to ADR holders by mail, certain officers, directors, employees and agents of the Company, none of whom shall receive additional compensation therefore, may solicit proxies by telephone, telegram or other personal contact. The Company shall bear the cost of the solicitation of the proxies, including postage, printing and handling and shall reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares or ADRs.

Quorum and Voting

               Discussion at the Meeting will be commenced if a quorum is present. A quorum is constituted by two or more shareholders who are present in person or by proxy, and who hold or represent shares holding in the aggregate at least ten percent (10%) of the voting rights in the Company. If a quorum is not present within half an hour of the time designated for the Meeting, the Meeting will be adjourned to Wednesday, December 30, 2015, at the same time and place. At the adjourned Meeting, if a quorum is not present within half an hour, any number of shareholders who are present in person or proxy, or who have delivered a proxy card, will constitute a quorum.

The approval of each of the Proposals requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s ordinary shares present, in person or by proxy, and voting on the matter.

The approval of Proposal Nos. 3, 4, 5 and 6 are also subject to the fulfillment of one of the following additional voting requirements:

(i)
the majority of the shares that are voted at the Meeting in favor of the Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the Proposal; or

(ii)	the total number of shares of the shareholders mentioned in clause (i) above that are voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company), including a person who holds 25% or more of the voting rights in the general meeting of the Company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the Company each of which has a personal interest in the approval of the transaction being brought for approval of the company shall be considered to be joint holders. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. A “personal interest” of a shareholder in an action or transaction of a company includes  a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company.

Shareholders or ADR Holders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Mr. Gilad Mamlok, at Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel. Any Position Statement received will be furnished to the Commission on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il. Position Statements should be submitted to the Company no later than December 20, 2015. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement.

Reporting Requirements

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the Commission. Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that the Company is subject to the proxy rules under the Exchange Act.

THE BOARD RECOMMENDS THAT YOU VOTE “FOR” EACH OF THE PROPOSALS.

                The lack of a required majority for the adoption of any resolution presented shall not affect the adoption of any other resolutions for which the required majority was obtained.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

For information regarding compensation granted to our five most highly compensated office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2014, please see Item 6 B. of our registration statement on Form 20-F filed with the Commission on May 7, 2015, and accessible through the Commission’s website at http://www.sec.gov.

PROPOSAL NO. 1
ELECTION OF DIRECTORS

At the Meeting, shareholders will be asked to re-elect of each of Messrs. Dr. Nissim Darvish, Christopher (Chris) Rowland, Anat Naschitz and Doron Birger, to serve as directors of the Company until the close of the next annual general meeting of shareholders of the Company. Mr. Doron Birger is standing for reelection as an independent director under the Companies Law.

There are currently four directors serving on the Board who are not external directors, all of which are standing for re-election under this Proposal No. 1. All of our directors attended 89% or more of the meetings of the Board and its committees on which they served since last year annual general meeting.

Our Board has determined that our two external directors and Mr. Doron Birger meet the independence standards under the rules of the NASDAQ Stock Market.

Herein below are details on those directors currently serving on the Board, and standing for reelection:

Dr. Nissim Darvish (51) has been serving as the chairman of our board since March 2013, and on December 23, 2014, was re-elected for service as a director and chairman of our board until our next annual general meeting. Dr. Darvish serves as a Senior Managing Director in OrbiMed Advisors LLC. Dr. Darvish currently serves as a director of Ornim Medical Inc., RDD Pharma Ltd., Otic Pharma Ltd., Tyto Care., Keystone Heart Ltd., OrbiMed Israel Partner Ltd., OrbiMed Israel Limited Partnership., Asdanit Medical Ltd., Asdan Medical Ltd. and Ramot the Tel Aviv University's (TAU) technology transfer company. Dr. Darvish has served as a General Partner in Pitango VC, which focuses on life sciences investments. Dr. Darvish holds an MD and a D.Sc., Doctor of Medical Science in Biophysics, from The Technion Institute of Technology, Israel.

Christopher (Chris) Rowland (53) has been serving as a member of our Board since March 2013 and as Chief Executive Officer since October 2013. On December 23, 2014, Mr. Rowland was re-elected for service as a director until our next annual general meeting. Between 2006 and 2013, Mr. Rowland served as President of IntraPace Inc., a company that develops medical equipment in the field of gastroenterology. Mr. Rowland has served as President and CEO of Neo Tract Inc., a medical equipment company in the field of urology, and as President of Americas Given Imaging Inc. Mr. Rowland holds a B.Sc. in marketing from the University of Southern Illinois and completed Executive Management Programs of Columbia Business School and Harvard Business School.

Anat Naschitz (47) has been serving as a member of our Board since March 2013, and on December 23, 2014, was re-elected for service as a director until our next annual general meeting. Ms. Naschitz currently serves as a director of Treato Ltd., Tyto Care Ltd. and Axiom One Ltd., privately held companies. Ms. Naschitz currently serves as a Managing Partner at OrbiMed Advisors LLC. Ms. Naschitz has served as a Principal at Apax Partners, specializing in investments in medical equipment companies, and as an Associate Principal at McKinsey and Company, managing international teams that worked with senior management of large pharmaceutical companies on strategy, mergers and acquisitions, establishing new companies, R&D and marketing. Ms. Naschitz holds an MBA from INSEAD and an LLB from Tel-Aviv University, Israel.

Doron Birger (64) has been serving as a member of our Board since May 2015, and on May 17, 2015, was elected by the Board for service as a director until our next annual general meeting. Mr. Birger currently serves as a director of MCS Medical Compression Ltd, Hadasit Bio-Holdings Ltd. and Icecure Medical Ltd, three life sciences companies publicly traded in Israel, and as chairman and director of several private companies in Israel in the hi-tech sector mainly in the medical device field. From 2002 to 2007, Mr. Birger served as the chairman of the board of directors of Given Imaging Ltd. Mr. Birger served as chief executive officer of Elron Electronic Industries, Ltd., or Elron, from August 2002 until April 2009. Prior to that, he held other executive positions at Elron, including President since 2001, Chief Financial Officer from 1994 to August 2002, and Corporate Secretary from 1994 to 2001. From 1991 to 1994, Mr. Birger was chief financial officer at North Hills Electronics Ltd. From 1990 to 1991, Mr. Birger served as chief financial officer of Middle-East Pipes Ltd. From 1988 to 1990, Mr. Birger served as chief financial officer of Maquette Ltd. From 1981 to 1988, Mr. Birger was chief financial officer and director at Bateman Engineering Ltd. and I.D.C. Industrial Development Company Ltd. Mr. Birger is a director of the National Science & Technology Museum in Haifa, Israel, the chairman of Carmel Ltd., Haifa University Economic Corporation, a participant in the board of the Israeli Association of Electronics & Software Industries, a board member of Young Entrepreneurs, a non-profit organization, and a board member of DVI – Dental Volunteers for Israel. Mr. Birger holds a B.A. and an M.A. in economics from the Hebrew University, Jerusalem.

Each of the director nominees has certified to us that he complies with all requirements under the Companies Law for serving as a director (and, in the case of Mr. Doron Birger, for serving as an independent director). Such certifications will be available for inspection at the Meeting.

For information on the compensation of our directors, please see our registration statement, filed on Form 20-F with the Commission on May 7, 2015.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the re-election of each of Messrs. Dr. Nissim Darvish, Christopher (Chris) Rowland, Anat Naschitz and Doron Birger, to serve as directors of the Company until the close of the next annual general meeting of shareholders of the Company.”

PROPOSAL NO. 2
RE-ELECTION OF DR. NISSIM DARVISH AS CHAIRMAN OF THE BOARD OF DIRECTORS

The Company’s Articles of Association authorize the shareholders to appoint the chairman of the Board.  At the Meeting, shareholders will be asked to re-elect Dr. Nissim Darvish, subject to his re-election to serve as a director of the Company, to serve as the chairman of the Board until the close of the next annual general meeting of shareholders of the Company.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the re-election of Dr. Nissim Darvish, subject to his re-election to serve as a director of the Company, to serve as the chairman of the board of directors of the Company until the close of the next annual general meeting of shareholders of the Company.”

PROPOSAL NO. 3
APPROVAL OF OPTION GRANT TO CHIEF EXECUTIVE OFFICER

At the Meeting, shareholders will be asked to approve a grant of incentive stock options to purchase up to 100,000 ordinary shares of the Company to the Company’s chief executive officer, Christopher (Chris) Rowland, with the following terms: (i) the vesting schedule of the options shall be over a four (4) year period with a one fourth of such options vesting on each anniversary of the grant, (ii) the term of the options shall be of six (6) years after the grant date, unless they have been exercised or cancelled in accordance with the terms of and conditions of the applicable incentive plan of the Company or the employment terms of Mr. Rowland, (iii) the exercise price shall be the higher of (x) the average closing price per share of our ordinary shares traded on TASE over the thirty (30) day calendar period preceding the date of the Meeting, and (y) the closing price per share of our ordinary shares traded on TASE on the day of the Meeting, and (iv) the grants shall be in accordance and pursuant to Section 3(i) of the Income Tax Ordinance [New Version].

 The proposed option grant to Mr. Rowland was approved by the compensation committee and the Board, and is consistent with our compensation policy.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the grant of options to the Company’s chief executive officer, Christopher (Chris) Rowland, as detailed in the Proxy Statement, dated December 1, 2015.”

PROPOSAL NO. 4
APPROVAL OF OPTION GRANT TO VP ISRAEL OPERATIONS

At the Meeting, shareholders will be asked to approve a grant of options to purchase up to 40,000 ordinary shares of the Company to the Company’s VP Israel Operations, Minelu (Menashe) Sonnenschein, with the following terms: (i) the vesting schedule of the options shall be over a four (4) year period with a one fourth of such options vesting on each anniversary of the grant, (ii) the term of the options shall be of six (6) years after the grant date, unless they have been exercised or cancelled in accordance with the terms of and conditions of the applicable incentive plan of the Company or the employment terms of Mr. Sonnenschein, (iii) the exercise price shall be the higher of (x) the average closing price per share of our ordinary shares traded on TASE over the thirty (30) day calendar period preceding the date of the Meeting, and (y) the closing price per share of our ordinary shares traded on TASE on the day of the Meeting, and (iv) the grants shall be in accordance and pursuant to Section 3(i) of the Income Tax Ordinance [New Version].

The proposed option grant to Mr. Sonnenschein was approved by the compensation committee and the Board, and is consistent with our compensation policy.

Mr. Sonnenschein may be deemed our controlling shareholder in light of an undertaking he signed to OrbiMed Israel Partners Limited Partnership (“OrbiMed”) pursuant to which he undertook to vote his shares in accordance with OrbiMed’s instructions in connection with certain matters such as the size of the board, to elect four directors nominated by OrbiMed (including the chairman) and for any other matter in accordance with OrbiMed’s instructions provided that such matter is not unreasonable.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the grant of options to the Company’s VP Israel Operations, Minelu (Menashe) Sonnenschein, as detailed in the Proxy Statement, dated December 1, 2015.”

PROPOSAL NO. 5
APPROVAL OF OPTION GRANT TO MEDICAL DIRECTOR

At the Meeting, shareholders will be asked to approve a grant of options to purchase up to 17,500 ordinary shares of the Company to the Company’s Medical Director, Dr. Aviel Roy Shapira, with the following terms: (i) the vesting schedule of the options shall be over a four (4) year period with a one fourth of such options vesting on each anniversary of the grant, (ii) the term of the options shall be of six (6) years after the grant date, unless they have been exercised or cancelled in accordance with the terms of and conditions of the applicable incentive plan of the Company or the employment terms of Dr. Shapira, (iii) the exercise price shall be the higher of (x) the average closing price per share of our ordinary shares traded on TASE over the thirty (30) day calendar period preceding the date of the Meeting, and (y) the closing price per share of our ordinary shares traded on TASE on the day of the Meeting, and (iv) the grants shall be in accordance and pursuant to Section 3(i) of the Income Tax Ordinance [New Version].

The proposed option grant to Dr. Shapira was approved by the compensation committee and the Board, and is consistent with our compensation policy.

Dr. Shapira may be deemed our controlling shareholder in light of an undertaking he signed to OrbiMed pursuant to which he undertook to vote his shares in accordance with OrbiMed’s instructions in connection with certain matters such as the size of the board, to elect four directors nominated by OrbiMed (including the chairman) and for any other matter in accordance with OrbiMed’s instructions provided that such matter is not unreasonable.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the grant of options to the Company’s Medical Director, as detailed in the Proxy Statement, dated December 1, 2015.”

PROPOSAL NO. 6
APPROVAL OF COMPENSATION POLICY

As required by the Companies Law, the Company has adopted a compensation policy regarding the terms of office and employment of its directors and executive officers (the “Compensation Policy”), which was adopted by its shareholders on September 29, 2013, as amended  by its shareholders on December 23, 2014.

Following a review of the Compensation Policy by the compensation committee and Board, as required by the law, the compensation committee and Board have approved, and recommend that shareholders approve, that the Compensation Policy would be amended and restated as reflected in the amended and restated Compensation Policy in the form attached hereto as Exhibit A. When reviewing the Compensation Policy, the compensation committee and the board advised with legal and compensation advisors in addition to reviewing a peer group compensation survey prepared by its advisors.

A compensation policy and any amendment thereto must be approved by the board of directors, after considering the recommendations of the compensation committee. A compensation policy and any amendment thereto also requires the approval of the Company’s shareholders. If a compensation policy and any amendment thereto is not approved by the shareholders by the required majority, the board of directors may nonetheless approve the compensation policy and any amendment thereto, provided that the compensation committee and thereafter the board of directors has concluded, following further discussion of the matter and for specified reasons, that such approval is in the best interests of the Company.

When considering the proposed amended and restated Compensation Policy, the compensation committee and the board of directors considered numerous factors, including the advancement of the company’s objectives, the company’s business plan and its long-term strategy, and creation of appropriate incentives for directors and executive officers. The compensation committee and the board of directors also considered, among other things, the company’s risk management, size and the nature of its operations, and reviewed various data and information they deemed relevant.

The proposed amended and restated Compensation Policy is designed to promote retention and motivation of directors and executive officers, incentivize superior individual excellence, align the interests of the Company’s directors and executive officers with the long-term performance of the Company and provide a risk management tool. To that end, a portion of an executive officer compensation package is targeted to reflect the Company’s short and long-term goals, as well as the executive officer’s individual performance. On the other hand, the Compensation Policy includes measures designed to reduce the executive officer’s incentives to take excessive risks that may harm the Company in the long-term, such as caps on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods for equity-based compensation.

The proposed amended and restated Compensation Policy also addresses the executive officer’s individual characteristics (such as his or her respective position, education, scope of responsibilities and contribution to the attainment of the Company’s goals) as the basis for compensation variation among executive officers, and considers the internal ratios between compensation of the Company’s executive officers and directors and other employees in the Company. The proposed amended and restated Compensation Policy also provides for the reduction of the maximum equity dilution from 15% to ten percent (10%).

Pursuant to the proposed amended and restated Compensation Policy, the compensation that may be granted to an executive officer may include: base salary, cash bonuses, equity-based compensation, benefits and retirement and termination of employment arrangements.

The compensation committee and the board believe that the proposed amendments to the Compensation Policy are required in light of the experience gained in the implementation of the Compensation Policy, changes in the Company’s global business environment, changes in common practice among similar companies and changes in the Company’s management team.

The brief overview above is qualified in its entirety by reference to the full text of the proposed Compensation Policy, as reflected in Exhibit A attached hereto.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the Company’s Compensation Policy, as detailed in the Proxy Statement, dated December 1, 2015.”

PROPOSAL NO. 7
AMENDMENT OF THE 2013 SHARE OPTION AND INCENTIVE PLAN
TO INCREASE THE AGGREGATE NUMBER OF ORDINARY SHARES
AUTHORIZED FOR ISSUANCE UNDER THE PLAN

At the Meeting, shareholders will be requested to approve an amendment to the 2013 Share Option and Incentive Plan (the “Plan”) to increase the aggregate number of ordinary shares authorized for issuance under the Plan by 2,700,000 ordinary shares of the Company. The Company’s Board determined that an increase of the issuable reserve pool under the Plan to 2,849,290 ordinary shares (assuming the approval of Proposal Nos. 3, 4 and 5), representing, together with the total shares subject to outstanding awards, 10.0% of the total number of shares of the Company on a fully diluted basis, is necessary in order to create a pool of shares available to the Company in order to attract, retain and motivate eligible persons whose present and potential contributions are important to the success of the Company or a subsidiary of the Company.

As of November 27, 2015, the reserve issuable and available for future grants under the Plan was 1,336,250 ordinary shares of the Company and 928,750 ordinary shares of the Company were subject to outstanding awards. For more information regarding the Company’s Plan, see the Company’s registration statement, filed on Form 20-F with the Commission on May 7, 2015. Other than the Plan, there are no equity incentive plans or arrangements pursuant to which the Company provides equity compensation to its directors, officers or employees.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve an amendment to the 2013 Share Option and Incentive Plan (the “Plan”) to increase the aggregate number of shares authorized for issuance under the Plan by 2,7000,000 ordinary shares of the Company.”

PROPOSAL NO. 8
RE-APPOINTMENT OF AUDITORS

Under the Companies Law and the Company’s Articles of Association, the shareholders of the Company are authorized to appoint the Company’s independent auditors. Under the Articles of Association of the Company, the board of directors is authorized to determine the independent auditor’s remuneration. In addition, the Listing Rules of The NASDAQ Stock Market require that the Company’s Audit Committee approve the re-appointment and remuneration of the independent auditor.

At the Meeting, shareholders will be asked to approve the re-appointment of Kesselman & Kesselman, certified public accountants in Israel and a member of PriceWaterhouseCoopers International Limited, as the Company’s independent auditors for the year ending December 31, 2015, and to serve until the annual general meeting of shareholders to be held in 2016. Kesselman & Kesselman has no relationship with the Company or with any affiliate of the Company except as auditors.

The following table sets forth the total compensation that was paid by the Company and its subsidiaries to the Company’s independent auditors, Kesselman & Kesselman, in each of the previous two fiscal years:

	2013	2014
	(in thousands of U.S. dollars)
Audit fees(1)	$26	$31
Audit-related fees(2)	14	111
Total	$40	$142
      __________
(1)
“Audit fees” include fees for services performed in connection with the Company’s annual audit for 2013 and 2014, certain procedures regarding the Company’s quarterly financial results, consultation concerning financial accounting and reporting standards, and fees for professional services rendered by the auditors for tax compliance and tax advice on actual or contemplated transactions.

(2)
“Audit-related fees” relate to assurance and associated services that are traditionally performed by the independent auditor, including fees related to ISOX services, shelf prospectus, and 20-F filing on NASDAQ.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve and ratify the appointment of  Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year ending December 31, 2015, and its service until the annual general meeting of shareholders to be held in 2016.”

EXHIBIT A

Executives & Directors Compensation Policy of Medigus Ltd.

(the "Company")

1. Objectives of the Company’s Compensation Policy

The purpose of the Company’s compensation policy is to establish sustainable guidelines for the Company's applicable organs in determining the Company's compensation to its Office Holders' (as such term is defined below) in light of the following objectives of such compensation:

A.	To establish a correlation between the interests of the Company’s Office Holders and those of the Company and its shareholders.

B.	To recruit and maintain qualified Office Holders, who may contribute to the Company's financial and commercial success, given the unique challenges it faces and its business environment.

C.	To provide incentives for the Company’s Office Holders, in order to ensure high-level operations without encouraging the taking of unreasonable risks.

D.	To establish an appropriate balance between fixed compensation, compensation which incentivizes short-term results and compensation which reflects the Company’s long-term operation.

2. Compensation Policy; Background

Objectives

Through this document, the Company will determine and publish its policy with regards to the compensation of its Office Holders, including all components of compensation, while establishing principles, considerations, parameters and rules for the determination of Office Holders’ terms of tenure by the Company’s organs during the application period of this compensation policy. The policy is presented to the Company’s General Meeting of shareholders and subject to their approval, thereby providing an opportunity for shareholders - and particularly for those shareholders who are not controlling shareholders in the Company - to influence the method used to determine the compensation of Office Holders, and to express their opinion on the matter. The publication of the compensation policy increases and improves the effectiveness of the Company’s disclosure to its investors and to the capital market. In addition to the foregoing, the compensation policy is intended to comply with the obligation set forth in Chapter 4A of Part VI of the Israeli Companies Law, 5759-1999 (hereinafter: the “Companies Law”).

Application of the Compensation Policy

In accordance with the provisions of the Companies Law, the compensation policy will apply with respect to the terms and conditions of the tenure and employment of the Office Holders in the Company. The definition of Office Holders in the Companies Law includes “a general manager, chief business manager, deputy general manager, vice general manager, any person filling any of these positions in a company even if he holds a different title, as well as a director, or a manager directly subordinate to the general manager.” For the purpose of this policy, each Office Holder other than a director shall be referred to as an "Executive".

The compensation policy is not intended to establish personal terms and conditions for specific Office Holders, but rather to set forth objective principles and parameters which will apply to all Company's Office Holders. This policy sets forth maximum amounts only, and nothing in this policy shall obligate the Company to grant any particular type or amount of compensation to any Office Holder, unless expressly stated otherwise, nor shall it derogate from approval procedures mandated by law.

In accordance with the provisions of the Companies Law, the compensation policy is subject to approval every three years. Therefore, the current compensation policy shall be valid for a period of three years from the date of its approval by the General Meeting or as otherwise required by the Companies Law. The Company may, pursuant to the Companies Law, amend or renew the compensation policy within that initial period of implementation, subject to an approval at the General Meeting or as otherwise required by the Companies Law.

It should be noted that, by law, contractual agreements with Office Holders regarding the terms and conditions of their tenure and employment which were approved prior to the approval of the compensation policy adopted in September 2013 shall continue to apply, and do not require additional approval in accordance with the provisions of the policy, subject to the dates and restrictions provided regarding this subject in the Companies Law.

Establishment and Approval of the Compensation Policy

In accordance with the Companies Law, the responsibility for the determination of the compensation policy applies to the Board of Directors, after the foregoing has considered the recommendation issued by the Company’s Compensation Committee. The compensation policy is subject to the approval of the General Meeting (including by a majority of those participants who are not controlling shareholders or interested parties, as provided in the Companies Law). In accordance with the provisions of the Companies Law, in the event that the General Meeting does not approve the policy, the Board of Directors will be entitled to approve the policy based on grounds provided by the Board of Directors and the Compensation Committee, according to which the foregoing action is taken in the Company’s best interest.

Maintenance of the Compensation Policy

The holder of the most senior position in the Company in the field of human resources (as of the adoption of this policy - the Chief Financial Officer) under the supervision of the Company’s Compensation Committee, is responsible for monitoring any changes in the Company, in its business environment, in the capital market, in the labor markets, and in other relevant factors, which may impact the Company’s considerations regarding the determination of compensation for Office Holders. When applicable, the Compensation Committee shall convene to discuss the foregoing, and where necessary, present its recommendations for necessary updates to the policy to the Company’s Board of Directors.

3. Characteristics of the Company and of Its Office Holders

Business Environment and Its Effect on Office Holders' Compensation

As a public company engaged in the research, development and marketing of endoscopy based medical devices, the Company has two objectives: providing its clients efficient and safe systems, and maximizing its revenues for the benefit of its shareholders.

The Company is a medical device company specializing in developing minimally invasive endosurgical tools and highly innovative imaging solutions. Further information regarding the Company's business activity may be found in the Company's filings with the Securities and Exchange Commission ("SEC").

For fulfilling the Company's objectives, the Company has established, and may be required to establish further operation centers outside of Israel and has appointed, and may be required to appoint Office Holders to serve in such centers. In light of the disparities between acceptable compensation levels and competitive market in Israel and other countries, the quantitative parameters for the determination of executive compensation are separately addressed regarding Israel and other countries.

In light of this, the Company’s commercial success depends, to a large extent, both on its ability to recruit skilled Office Holders and employees with unique background and experience in the field of medical devices, and on its ability to provide its Office Holders and employees with incentives designated for the investment of outstanding personal efforts on their behalf and for achievement of goals established by the Company's Board of Directors. The need to achieve defined regulation and commercialization milestones emphasizes the necessity in conditioning parts of certain Office Holders' compensation upon personal achievements.

Description of Office Holders' Positions

A description of the positions and responsibilities of the Company's office holders to whom this policy may apply may be found in the Company's annual reports filed with the SEC.

4. Compensation Components and the Balance between them

General

An adequate balance between the components of compensation exists when a linkage is maintained between compensation and the creation of value for the Company's shareholders, while maintaining the Company’s ability to recruit and maintain talented Office Holders and incentivizing them to pursue the Company’s objectives. In particular, an appropriate balance between the fixed component and the variable components avoids excessively emphasizing one component, since excessively emphasizing the fixed component may result lack of initiative, whereas excessively emphasizing the variable component may encourage the taking of uncontrolled, unreasonable risks by Office Holders in a manner which is not for the Company's benefit or which does not conform with the Company’s objectives.

Compensation Components

Fixed Compensation

Base salary is a fixed amount paid to an Executive on a monthly basis, regardless of the Executive’s performance. This component constitutes the basis for payment of some of the additional benefits (as further elaborated below). Payment of the base salary enables the implementation of flexible and effective incentive plans, while minimizing risk-taking caused by over-compensation on variable components' basis. Both the base salary and the additional benefits must also take into account the prevailing conditions in the Company's market ("benchmarking"); however, the Company does not believe this consideration to be dominant, inter alia in the interest of avoiding a “salary race” between companies in its market. It should be noted that additional benefits are unique and depend upon the prevailing customs in different countries, and that when the Company engages employment agreements with Executives for positions outside of Israel, such Executives may be entitled to receive additional benefits according to the prevailing customs in the countries in which they serve, in order to ensure the competitiveness of the employment terms and conditions offered by the Company relative to its competitors in the relevant country.

Variable Compensation

Cash variable compensation is one of the components used for achieving the objectives of this compensation policy herein, and particularly for creating a correlation between the interests of the Company’s Executives and those of the Company and its shareholders. In order to promote the objectives of this policy herein, the conditions for the payment of bonuses shall reflect the Company’s short-term and long-term objectives, insofar as possible, and shall constitute a proportionate part of the total compensation in a manner that constitutes a dominant component in the entire compensation package, and primarily with respect to the fixed salary component, while not constitute an excessively large portion of such compensation package, in order not to create incentives for taking uncontrolled or unreasonable personal and organizational risks. In order to create incentives for Executives to achieve their goals, the variable compensation shall be determined in a manner that links the payment of compensation to short-term and long-term performance objectives. Although it is common practice to pay bonuses upon achievement of financial goals, the Company's objectives for the payment of bonuses may be dependent upon other measurable achievements, such as achieving regulatory milestones, receiving various authorizations, executing agreements, etc. as well as non-measurable "qualitative" achievements. Dependency of bonuses upon achievement of non-financial achievement is relevant to a large extent given the Company's transitional stage between being a research and development company and a commercial one.

Equity-based compensation is used to link between the Company's value for its shareholders (which is reflected by the increase of the Company's price per share) and the compensation of its Office Holders. This component is implemented by one of, or a mix of, equity compensation such as options, restricted stock units (RSUs), restricted shares and other equity-based compensation. Equity-based compensation constitutes an incentive over time, as well as an incentive to be employed by the Company over long periods of time, by setting vesting dates for the granted equity awards, by their expiration pursuant to the termination of the relevant office holder’s tenure, and by conditioning the grant or vesting of equity awards (or portions thereof) on the achievement of objectives. Furthermore, accelerated vesting mechanisms may create incentives for Office Holders to remain employed by the Company and to achieve its objectives even if an extraordinary event, such as the merger or sale of the Company, change of control, or termination of employment in certain circumstances, is expected. Equity-based compensation is an important component in this compensation policy herein, since it is common practice in comparative companies and is important to the Company's ability to recruit and retain Office Holders, it is an efficient substitute for cash compensation, and is especially appropriate since some of the operations which are crucial for the Company’s success are long-term ones, and some of the Company's Office Holders' efforts may only bear fruit over long periods of time.

Compensation paid upon the termination of tenure is used both as an incentive to recruit talented Executives by reducing their exposure upon terminations of their service due to various circumstances, as well as an incentive for Executives to serve in the Company for long periods of time, should the compensation be dependent upon seniority.

5. Considerations and Parameters for the Determination of Compensation

General Considerations for the Determination of Executive’s Compensation

When determining the compensation of an Executive, the Company's Board of Directors, compensation committee and management shall comply with the guidelines stipulated by this policy herein, including regarding the cap on the compensation components and the quantitative parameters which have been determined in this section below, and will also consider the following factors (in addition to any other relevant factor):

The Executive’s personal data, including his education, skills, expertise, and professional experience and achievements, whether in the Company or in other companies, as well as his uniqueness in the market; for this purpose, it should be noted that the medical devices market requires employment of Executives who hold unique experience and expertise, including experience working with regulatory entities such as the FDA, experience in conducting clinical experiments, experience in marketing medical devices to customers such as hospitals, and managing engagements for the purpose of medical reimbursement outside of Israel;

The Executive’s position, characteristics, responsibilities, efforts required for success in the position, the extent to which such Executive is essential for the Company’s success, the possibility to recruit a replacer for his position, the potential damage to the Company in the event the Executive is dismissed or resigns, his seniority and previous compensation arrangements with the Company;

The Executive’s residential address and address of service – if the Executive resides in a country in which the prevailing compensation in the relevant market for his position is higher than its equivalent in Israel or in which the living conditions are more difficult or easy than the ones in Israel, the compensation (including any fringe benefits) shall be adjusted to take into account all such differences.

Prevailing salary levels for similar positions in the market – in order to ensure the Company is competitive and recruits appropriate and high-quality personnel, it must offer a salary at a level which corresponds with the prevailing salary in its market. The foregoing is particularly relevant to the medical devices market, which requires unique experience and skills, available by a limited number of office holders. The Company's market includes medical device companies, and particularly such companies which received material regulatory approvals and are focusing their efforts in commercializing their respective products worldwide; public companies whose market value, the nature of their operations or their revenue, is similar to those of the Company; and companies which primarily operate in the United States and in Europe, and which employ Executives serving and operating in these areas.

The ratio between Executive's compensation cost and the Salary Cost of other Company's employees (including the Company's Contract Employees), and particularly the ratio between the compensation cost of the foregoing Executives and the average and the median Salary Costs of employees and the effect such ratios have on the working relations in the Company1; the Company acknowledges it has to pay different levels of compensation to its various employees and Executives, inter alia for the purpose of recruiting talented and experienced Executives and employees who constitute key personnel for the achievement of the Company’s objectives. It should be noted that where Executives reside and serve in such countries in which higher compensation than the one available in Israel is paid in accordance with customary market terms, the Company shall consider such higher compensation levels in its evaluation of the above ratios.

Reduction or cancellation or suspension of payment of variable components is in the Board of Directors' discretion, in cases where such reduction or cancellation or suspension of payment is deemed necessary by the Board of Directors at its absolute discretion. In addition, the Board of Directors may set a maximal exercise value of variable components which are not exercised in cash.

Establishment of Base Salary and Fringe Benefits

The base salary shall be negotiated by the Company and the relevant Executive prior to his appointment for office, and upon the Company's periodic evaluation of his base salary - during his tenure. The base salary shall be based upon the parameters specified above, provided that the base salary shall not deviate from the pre-determined cap for such Executive, as further elaborated below.

In addition to the base salary, the Company may include the following fringe benefits as well as other benefits, provided that such benefits, including the following will be in accordance with applicable law and common practice in the market from time to time: (i) allocations to pension and/or insurance funds and/or education funds (Keren Hishtalmut); (ii) directors' and officers' insurance, including loss of working capacity insurance; (iii) reimbursement for employment of service related expenses; (iv) company vehicle (type of vehicle will be determined according to the Executive's position), including reimbursement of all related expenses, and tax payments incurred in connection with the vehicle as shall be in effect from time to time (or, alternatively, reimbursement of expenses in private vehicle, which shall not exceed the cost of company vehicle and all related costs; (v) internet, laptop computer, cellular telephone for personal use, home phone expenses and daily newspaper; (vi) accommodation during employment or service related travels; (vii) mandatory allocations such as recuperation pay (Dmei Havra'a); and (viii) office holders' indemnification and exemption of liability in accordance with the Companies Law, the Company’s Articles of Association and the Company’s policy from time to time. Executives' number of vacation days will be determined in accordance with any applicable law in consideration with his seniority in the market. An Executive may be entitled to vacation days (or redemption thereof), in correlation with the Executive’s seniority and position in the Company (generally up to 28 days annually), subject to the minimum vacation day's requirements per country of employment as well as the local national holidays. The Company may redeem unused vacation days, provided that such redemption is not prohibited in accordance with any applicable law.

1
“Contract Employees” shall mean employees of a Manpower Contractor of whom the Company is, in practice, the employer, and employees of a Service Contractor who are hired by the Company for the provision of services; for this purpose, the meaning of “Manpower Contractor” and “Service Contractor” are as defined in the Engagement of Employees by Manpower Contractors Law, 5756-1996. For the purposes of this Section herein, “Salary Cost” shall mean any payment paid for employment including employer contributions, retirement payments, vehicle and related expenses, and any other benefit or payment.

Executives who serve outside of Israel (including such Executives who serve in the Company’s U.S. subsidiary or in such other subsidiaries which may exist from time to time) may be entitled to fringe benefits in accordance with applicable custom and practice in their country of service and for Executives of similar rank; Accordingly, Executives serving in the United States will be entitled, in addition to the base salary, to medical and dental insurance coverage for the Executive and his immediate family, which  shall be paid by the Company, as well as employer’s allocations for 401(k) funds, as well as similar or parallel benefits as customary in other global locations.

It should be noted that the amounts detailed below with respect to range of salaries, reflect the gross base salary only, and do not constitute the overall employer costs which include such fringe benefits as detailed above.

Directors' and Officers' Liability Insurance

The Company may provide its directors and officers, including those serving in any of its subsidiaries from time or time and those who are controlling shareholders, with liability insurance policies provided that the engagement is in the ordinary course of business, in market terms and is not expected to materially influence the Company's profits, properties and undertakings.  The coverage limit shall be of up to USD 20 million per occurrence and for the insurance period (additional coverage for legal expenses not included), provided that the annual premium shall not exceed USD 80,000 and that the deductible (except for extraordinary matters as prescribed in the insurance policy, such as lawsuits against the Company pursuant to securities laws and/or lawsuits to be filed in the US/Canada) shall not exceed USD 50,000 per occurrence.

The Company may provide its directors and officers a liability insurance which includes an insurance coverage extensions with respect to the implementation of the ADR (American Depository Receipts) plan and/or issuance of shares or ADRs or other securities to be traded at an Israeli stock exchange or outside of Israel (including in the U.S. and including public offering which was not carried out).

The policy shall cover the directors and officers liability with respect to claims filed in Israel and outside of Israel, worldwide in accordance with international law and jurisdictions.

The policy will cover also civil actions against the Company (in distinction to claims against the directors and officers which are covered in accordance with the insurance policy) with respect to the purchase or sale of the Company's securities traded at the TASE and/or at the NASDAQ (Entity Coverage).

Payment priorities for insurance payments were set under this extension according to which the office holders' entitlement to receive payments from the insurers precedes the entitlement of the Company.

In addition, the Company may provide such directors and officers with insurance policies for: (i) expenses incurred in connection with administrative enforcement proceedings under Chapters 8-C, 8-D or 9-1 of the Israeli Securities Law, 5728-1968 (hereinafter: the "Securities Law"), or under Chapter 4 of part 9 of the Companies Law, including reasonable legal counseling fees; (ii) payments to a party due to a violation, as stipulated by Section 52LIV(a)(1)(a) of the Securities Law.

The policy terms shall be identical to all officers and directors (including officers and directors who are controlling shareholders of the Company and/or officer holders of the Company's controlling shareholders, from time to time, or their relatives or to whom the controlling shareholders may have personal interest).

Where a "claims made" policy regarding coverage for past events cannot be renewed or extended and/or in an event of a change of control or other circumstance which terminates the existing policy, the Company may procure run-off policies for the directors and officers serving prior to said change, including directors and officers who are controlling shareholders of the Company.

Establishment of Performance-Related Cash Variable Compensation

The Company shall establish parameters and conditions for the payment of bonuses, including maximum bonus amounts and the maximum multiplier of monthly base salaries such bonuses may include, on an annual, or multi annual, basis. Eligibility for cash variable compensation shall be based upon measurable criteria, which may include financial results and milestones such as regulatory approvals, agreement executions, and performance of medical procedures. Additionally, a non-material portion of the performance-related variable component (for avoidance of doubt up to 3 base salaries shall be considered a non material portion) of the performance related variable compensation amount per year) may be based on the assessment of the relevant Executive's superior (and in the case of the CEO – by the chairman of the Board of Directors) or on the Executive’s contribution to the Company during the year in question and to the extent permissible pursuant to the Companies Law, the Company may increase the portion of bonus which is based on non measurable criteria up to the maximum portion permissible pursuant to the Companies Law, but not more than 50%.

In the event of a new hired Executive or of an Executive who's engagement ends during the year, his entitlement to a cash bonus will be determined on a pro rata basis. The Company may also determine threshold conditions which, unless met, will not result in payment of any bonuses.

At the end of each year, the Company shall evaluate the rate of objectives met during the preceding year. In the event that an Executive met all of his pre-determined objectives, such Executive shall be entitled to receive 100% of his performance-related compensation component, and in the case of partial achievement of such objectives, or of some of the objectives, the Company shall pay a proportional part of such maximum component, provided that the applicable threshold conditions for payment were also met.

In addition to the annual bonuses specified above, the Compensation Committee and the Board of Directors may, from time to time and to the extent they deem it is required, approve payment of special bonus for an office holder either under special circumstances, or for special contributions, achievements or assignments. Such special bonuses shall be limited up to six (6) monthly base salaries per Executive per year. The Company considers payment of such special bonuses as an important tool for providing incentives for its Executives, especially in light of the inability to foresee all the specific grounds for payment of bonuses pursuant to the principles set forth in this compensation policy herein. Special and signing bonuses will not be included in the calculation of the maximum annual bonus as set forth below.

Signing bonus or retention bonus may also be granted for the purpose of attracting high quality personnel provided that such bonus shall be limited up to three (3) monthly base salaries per Executive or equivalent value in equity grant.

Change of control payment: change of control events, such as mergers and acquisitions, may expose the Company and its Executives to a great deal of uncertainty. By providing its Executives with compensation in events of change of control, the Company reduces to some extent the personal uncertainty of its Executives, and thus promotes full and impartial consideration of change of control opportunities. In light of the above, the Company may provide, in addition to any discretionary termination payments as set forth below, for the payment of up to six (6) monthly base salaries to Executives.

The payment of variable compensation shall be subject to the provision of a written undertaking by the Executive receiving such variable compensation to repay any amount of such variable compensation paid to him based on data which has later been found to be incorrect, and which has been restated in the Company’s financial statements within a period of three years following the grant of such performance related compensation. The Compensation Committee and the Board of Directors shall be authorized not seek recovery to the extent that (i) to do so would be unreasonable or impracticable or (ii) there is low likelihood of success under governing law versus the cost and effort involved; the aforementioned undertaking shall be in accordance with any general claw-back policy as may be adopted by the Company.

Establishment of Equity-based compensation

Equity-based compensation is an effective tool, designated for the creation of incentives for Office Holders, which correspond with the long-term objectives of the Company and its shareholders.  Stock options are currently appropriate key equity based compensation vehicle. In the future, the Company may offer various types of equity based compensation vehicles (e.g. restricted shares, restricted share units, phantom shares, performance shares, performance share units, etc.) as well as a mix between such vehicles. When determining the types of equity- based vehicles and the mix between them, if any, the Company will consider among other things, the types of equity awards then available to the Company and the balance between aligning officer's and shareholder's interests and the Company's risk management policy at the time.

To the extent legally available and applicable, the Company will grant options to its Israeli residents Officer Holders in accordance with Section 102 of the Israeli Income Tax Ordinance [New Version], 5721-1961 and/or means of other equity-based compensation, which may promote the Company's objectives, as determined by the Board of Directors. Office holder receiving such equity-based compensation shall bear any applicable tax.

(Reference to “options” in this compensation policy shall also include other means of equity-based compensation which may be provided in the future.)

Grant of options shall be in accordance with and subject to the terms of the Company's current or future applicable equity-based compensation plans, and when granting options to office holders, the Company shall set the following conditions

Maximum Grant Date Value of Options Granted to Each Office Holder – such value will be subject to the cap on equity grants, as further elaborated below, and will be based on the Black and Scholes Model (or such other applicable models).

Maximum Dilution Rate of the Company’s Share Capital – the maximum dilution rate may not exceed 10% of the Company's share capital.

Vesting / Minimum Holding Period – options granted will vest over periods ranging from once a month to once a year, and will become fully vested over several years (e.g., 2-4 years) but no less than two years from the date of grant. The company may set accelerated vesting terms and conditional vesting terms for the options granted.

Conditional Vesting / Objective Dependent Exercise – the Company will consider adoption of conditional vesting and/or objective dependent exercise of options, in consideration of the Office Holder's position. Notwithstanding the aforementioned, the Company is not obligated under this compensation policy to condition the grant or exercise of options granted upon the achievement of personal or Company objectives. Such objectives may be identical to, or different from, the objectives set by the Company for the payment of bonuses and may be adjusted, when applicable, following major acquisitions, divesture, organizational changes or material changes in the Company's business environment. To the extent that options' vesting is conditioned upon the achievement of objectives, the Company may determine that such options will become fully vested upon the achievement of the relevant objective, rather than by the lapse of vesting periods.

Exercise Price for stock options – will be set as an incentive to maximize the Company’s value, and will be equal to, or higher than, the price per share in the stock exchange determined by the compensation committee, or will be equal to the average price per share during a pre-determined period prior to the grant approval date as determined by the Board of Directors or the date of grant.

Cap on Base Salary and Salary Components

The cap on the variable compensation components and parameters regarding maximum base salary and annual bonus rates are specified below.

It should be noted that: (1) the base salary maximum rates refer to provision of services on a 100% basis and consist of only the (gross) base salary, excluding any fringe benefits available under this compensation policy; (2) the annual bonus cap refers to the target annual bonus to be granted upon achievement of 100% of the objectives for payment of such annual bonus; and (3) in the case of equity-based compensation, the cap refers to the value of the options granted (or of other means of such compensation) as of the date of grant based on the Black and Scholes Model (or such other applicable model) per year of vesting (taking into account the cost of previous vesting grant for that year).

It should further be noted that if an Executive (or a company controlled by him) receives fees for the provision of services in his position as an Executive, which will be made in lieu of a salary and associated benefits – then the portion of such fee that comprises the equivalent of a base salary shall be deemed to be such Executive's base salary for the purposes of this compensation policy herein, including for the determination of the cap on compensation components.

Non-Executive Directors

The Company's non-executive directors (including external directors) may be compensated by means of a periodic payment, and by means of payment for participation in Board (or committees) meetings, up to the amounts set forth in the Companies Regulations (Rules Concerning Compensation and Expenses for an External Director), 5760-2000 and in the Companies Regulations (Reliefs for Companies whose Shares are Registered  for Trading on an Exchange Outside of Israel (the "Compensation Regulations"), as amended from time to time. Such Directors may also be entitled to receive equity-based compensation in accordance with any applicable law, but will not be entitled to receive performance-based compensation, such as bonuses, as well as fringe benefits. The Company may repay Director’s expenses in accordance with any applicable law. The compensation of external directors (including equity based compensation) may be determined relative to that of "other directors", as defined in the Compensation Regulations.

The caps on each of the non executive Directors' compensation components are as follows:

Variable Equity-based Compensation	Annual Bonus
up to 75% of the periodic payment (i.e., the annual fee) as described above	Not Applicable

CEO

CEO's base salary (excluding fringe benefits) shall range between the following amounts:

CEO whose position is primarily in Israel: up to NIS 100,000, per month.

CEO whose position is primarily in the United States or Europe2: up to NIS 150,000, per month.

The cap on the CEO's compensation components emphasizes variable components, as the CEO serves as the Company's most senior manager.

The cap on the CEO's variable compensation components is as follows:

Maximum Number of Monthly Salaries for Variable Equity-based Compensation	Maximum Number of Monthly Salaries for Annual Bonus
5	6

Other Executives

Other Executive's base salary (excluding fringe benefits) whose position is primarily in Israel shall range up to NIS 70,000, per month.

Other Executive's whose position is primarily in the United States or Europe: up to NIS 100,000, per month.

The cap on other Executive's variable compensation components is as follows:

Maximum Number of Monthly Salaries for Variable Equity-based Compensation	Maximum Number of Monthly Salaries for Annual Bonus
4	6 (to Executive whose position is primarily in Israel) 6 (to Executive whose position is primarily in the United States or Europe)

Termination of Services; Severance Bonus

Executives shall be entitled to an advance notice period in accordance with existing agreements and in the absence of provisions in the agreements, as determined by the law. In any event, the advance notice period shall not exceed 6 months; during said notice period, Executives will be required to continue to fulfill their duties, unless the Company decides to release them from this obligation.

2	For the purposes of this compensation policy herein, the NIS-USD and NIS-EURO exchange rates shall be as follwos: NIS 4 = USD 1; NIS 4.8 = EURO 1.

In addition to payments required under any applicable law, local practices, vesting of outstanding options, transfer or release of pension funds, manager's insurance policies etc., and severance bonus may be included in office holder's employment agreement, or may be paid upon Executive's severance, subject to receipt of all required approvals.

The Company will consider payment of a severance bonus in consideration of the objectives of this compensation policy herein, as well as: (i) the service period of the Executive in question; (ii) the Executive's terms and conditions of service; (iii) the Company’s operations during Executive's service; (iv) the Executive’s contribution to the achievement of the Company’s objectives and to its profitability; and (v) the circumstances of the severance.

The maximum severance bonus is as follows:

Directors who do not hold other positions in the Company will not be eligible for severance bonus.

CEO/General Manager may be entitled to a severance bonus of up to six (6) monthly salaries.

Other Executives may be entitled to a severance bonus of up to three (3) monthly salaries.

(Executive's severance bonus will be based on his last monthly salary as of the termination date of his service).

The Executive's termination of service must not be in circumstances which, in the Company’s opinion, justify severance pay to be revoked.

It is clarified that the severance bonus as set forth above shall not include statutory severance pay.

Others

Relocation Compensation may be granted to an Executive under relocation circumstances. Such benefits may include reimbursement for out of pocket one time payments and other ongoing expenses, such as travel, housing allowance, car or transportation allowance, home leave visit, healthcare, participation in children tuition fees etc., all as reasonable and customary for the relocated country and as approved by the Compensation Committee and Board of Directors.

General

The Company's Compensation Committee and Board of Directors shall be authorized to approve a deviation of up to 10% from any limits, caps or standards detailed in this policy, and such deviation shall be deemed to be in alignment with this policy.